CUSIP No: 81684M104

EXHIBIT I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 4th day of December, 2012 by Capital Ventures International (hereinafter called “the Company”), whose Registered Office is situated at Windward 1, Regatta Office Park, West Bay Road, Grand Cayman KY1-1103, Cayman Islands,

WHEREAS, by agreement dated December 4, 2012, by and between the Company and Susquehanna Advisors Group, Inc., the Company expressly authorized Susquehanna Advisors Group, Inc. to enter into transactions in certain designated areas as defined in the Discretionary Investment Management Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that William Walmsley, Director of the Company, hereby appoints on behalf of the Company the firm of SUSQUEHANNA ADVISORS GROUP, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney to take effect on the day and year above written.

Capital Ventures International

/s/ William Walmsley
William Walmsley
Director